SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 29, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as amended (File Nos. 333-101891 and 333 - 113788)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
Review of financial and operating performance for the three months ended March 31, 2004 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of March 31, 2004 and December 31, 2003, and for each of the three month periods ended March 31, 2004 and 2003.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2004 PREPARED IN ACCORDANCE WITH US GAAP

Date: April 29, 2004

Introduction

The following is a summary of the Group's financial and operating performance for the three months ended March 31, 2004 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as of March 31, 2004 and December 31, 2003, and for each of the three months ended March 31, 2004 and 2003 prepared in accordance with US GAAP.

On Friday, 23,April 2004, the High Court of Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. This review of financial and operating performance for the three months ended March 31, 2004 does not cover the results of the proposed business combination between AngloGold and Ashanti. See "Recent Developments - Developments in the First Quarter of 2004 Relating to the Proposed Business Combination Between AngloGold and Ashanti" for further information.

On April 29, 2004, AngloGold issued its results for the quarter ended March 31, 2004 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for the same period. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

Operating review

Presented in the table below is selected operating data for AngloGold for the three-month periods ended March 31, 2004 and 2003.

Operating data for AngloGold
Three months ended March 31,
2004
2003
Gold production (000 oz)
1,235
1,402
Total cash cost ($/oz)
259
197
(1)
Total production cost ($/oz)
338
256
(1)
Production costs ($ million)
298
287
Capital expenditure ($ million)
84
76
(1)
(1)
Operating data for 2003 has been restated to reflect the change in accounting treatment of Ore Reserve development expenditure as described in
"Ore Reserve development expenditure" below.
Gold production
For the three months ended March 31, 2004, AngloGold's total gold production decreased by 167,000 ounces, or about 12 percent, to 1.23 million ounces from 1.40 million ounces produced in the same period of 2003. This was mainly the result of a decrease in production due to lower grades and volumes mined in the operating regions, including: the South African operations (2004: 750,000 oz; 2003: 799,000 oz), the East and West African operations (2004: 216,000 oz; 2003: 238,000 oz) and the South American region (2004: 110,000 oz; 2003: 137,000 oz) in the three months March 31, 2004 when compared to the same period of 2003. Gold production in the three months ended March 31, 2004 decreased in the North American operations (2004: 72,000 oz; 2003: 114,000 oz) and the Australian region (2004: 87,000 oz; 2003: 114,000 oz) compared to the same period in 2003, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003 and the closure of Union Reefs mine in October 2003.

In the three months ended March 31, 2004, gold production decreased by 154,000 ounces, or 11 percent from 1.38 million ounces produced during the quarter ended December 31, 2003.

Ore Reserve development expenditure
AngloGold implemented a change in the accounting treatment of Ore Reserve development expenditure with effect from January 1, 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. From January 1, 2004 AngloGold capitalizes Ore Reserve development expenditure and amortizes this over the life of the relevant mining area to which such expenditure applies. For comparability, total cash costs per ounce and total production costs per ounce for the three months ended March 31, 2003 have been restated from $210 per ounce and $263 per ounce, respectively, to $197 per ounce and $256 per ounce, respectively, to reflect this change. Capital expenditure for the three months ended March 31, 2003 have been restated from $59 million to $76 million for the same reasons as described above.
Total cash costs and total production costs
Total cash costs for the three months ended March 31, 2004 was $259 per ounce, $62 per ounce, or 31 percent, higher than the cash costs of $197
(1)
per ounce recorded in the same period in 2003. This change
was mainly due to substantially higher cash costs for the South African, Australian and East and West African operations in the three months ended March 31, 2004, which increased by 38 percent, 22 percent and 30 percent respectively, when compared to the same period in 2003. The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.76 and R8.35 and the Australian dollar against the US dollar of A$1.31 and A$1.69, during the three months ended March 31, 2004 and 2003, respectively). East and West African operations recorded higher total cash costs in the three months ended March 31, 2004 mainly due to lower recovered grades and tonnage throughput when compared to the same period in 2003.

Total cash costs for the three months ended March 31, 2004 also increased by 10 percent compared to the quarter ended December 31, 2003 mainly as a result of lower gold production at most operations in all of the operating regions.

Total production costs for the three months ended March 31, 2004 were $338 per ounce, $82 per ounce, or 32 percent, higher than the total production costs of $256

(1)
per ounce recorded in the same period of 2003.
Total production costs per ounce in the quarter ended March 31, 2004 decreased by 6 percent compared to the quarter ended December 31, 2003.
(1)
Restated to reflect the change in accounting treatment of Ore Reserve development expenditure as described in "Ore
Reserve development expenditure".

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs. Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

·
an indication of profitability, efficiency and cash flows;
·
the trend in costs as the mining operations mature over time on a consistent basis; and
·
an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the three months ended March 31, 2004 and 2003 is presented below. In addition the Company has also provided below details of the attributable ounces of gold produced in total for each of those periods.

For the three months ended March 31,

(in $ millions, except as otherwise noted)

2004
2003
Production costs per condensed consolidated financial information
298
287
Less:
Rehabilitation costs & other non-cash costs (6) (3)
Plus:
Inventory movement 13 5
Royalties 7 7
Related party transactions
(1)
9 5
Adjusted for:
Minority interests
(2)
(4) (1)
Non-gold producing companies and adjustments 3 (6)
Ore Reserve development adjustment
(3)
- (18)
Total cash costs
320
276
Plus:
Depreciation, depletion and amortization 91 75
Employee severance costs 4 -
Rehabilitation and other non-cash costs 6 3
Adjusted for:
Minority interests
(2)
(2) (4)
Non-gold producing companies and adjustments (1) 1
Ore Reserve development adjustment
(3)
- 8
Total production costs
418
359
Gold produced (000' ounces)
(4)
1,235
1,402
Total cash costs per ounce
(5)
259
197
Total production costs per ounce
(5)
338
256
(1)
Related party transactions is a separately disclosed item on AngloGold's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Restatement of Ore Reserve development as described in "Ore Reserve development expenditure".
(4)
Attributable production only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
Capital expenditure
Capital expenditure during the three months ended March 31, 2004 was $84 million compared with $76
(1)
million in the same period of 2003. This increase in capital expenditure is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong shaft deepening project, the TauTona expansion and below 120 level projects and the strengthening of the South African rand against the US dollar.
Compared with the three months ended December 31, 2003, capital expenditure decreased by approximately 49 percent in the quarter ended March 31, 2004.
(1)
Restated to reflect the change in accounting treatment of Ore Reserve development expenditure as described in "Ore
Reserve development expenditure".
Financial review
Revenues from product sales and other income increased from $484 million in the first three months of 2003 to $503 million in the comparable period in 2004, representing a 4 percent increase over the period. This was primarily due to the increase in the gold price in 2004 as the average spot price of gold was $408 per ounce during the three months ended March 31, 2004, $56 per ounce, or 16 percent, higher than $352 per ounce, the average spot price in 2003, partially offset by lower production as described above. The majority of product sales consisted of US dollar-denominated gold sales. When compared with the quarter ended December 31, 2003, revenues from product sales and other income were lower (by 10 percent from $559 million) in the first quarter of 2004 mainly due to the 11 percent decrease in gold production from the quarter ended December 31, 2003.
Production costs increased from $287 million in the three months ended March 31, 2003 to $298 million in the same period in 2004, which represents a $11 million, or 4 percent increase. Higher production costs were mainly the result of substantially higher production costs at the South African operations of $201 million in the three months ended March 31, 2004, compared with $182 million in the comparable period in 2003. This increase of $19 million, or 10 percent, was primarily due to the strengthening of the South African rand relative to the US dollar. About 67 percent of AngloGold's production costs were denominated in South African rands in the first three months of 2004. Production costs recorded in the three months ended March 31, 2004 were in line with production costs of $297 million in the quarter ended December 31, 2003.
Related party transactions in the first three months of 2004 amounted to $9 million compared with $5 million recorded in the same period in 2003 an increase of $4 million, or 80 percent.
Depreciation, depletion and amortization expense increased by $16 million, or 21 percent, to $91 million in the first three months of 2004 when compared to $75 million recorded in the same period in 2003.
Interest expense increased by $12 million from $8 million recorded in the three months ended March 31, 2003 to $20 million in the same period in 2004, a 150 percent increase. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.

In the three months ended March 31, 2004 accretion expense of $2 million was recorded compared with $nil million in the same period in 2003, relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance costs of $4 million recorded in the three months ended March 31, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and Savuka.

The profit on sale of assets of $4 million recorded in the three months ended March 31, 2004 mainly comprises a profit on sale of the Western Tanami Project in Australia to Tanami Gold NL. No profit/loss on sale of assets was recorded in the three months ended March 31, 2003.

A loss on non-hedge derivatives of $2 million was recorded in the three months ended March 31, 2004 compared to a gain of $23 million in the same period in 2003.

In the three months ended March 31, 2004, income before equity income and income tax amounted to $52 million compared to $101 million in the same period in 2003.

Deferred income and mining tax expense decreased by $26 million from a net tax charge of $39 million recorded in the first three months of 2003, to a net tax charge of $13 million in the same period in 2004. Charges for current tax in the first three months of 2004 amounted to $11 million compared to $29 million in the same period in 2003.
AngloGold adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the three month period ended March 31, 2003. Net income applicable to common stockholders decreased by $21 million, or 38 percent, to $34 million in the first three months of 2004 from $55 million recorded in the same period in 2003 and by 56 percent compared to $77 million for the three months ended December 31, 2003.
Net cash provided by operating activities during the three months ended March 31, 2004 amounted to $87 million compared with $163 million in the same period in 2003, a decrease of $76 million, or 47 percent.
In the three months ended March 31, 2004, AngloGold used $80 million in investing activities comprising mainly of payments for capital expenditure of $84 million and received cash of $4 million relating mainly to the disposal of AngloGold's interests in the Western Tanami Project in Australia. Cash generated in financing activities of $414 million in the three months ended March 31, 2004 included normal scheduled loan repayments in terms of other loan facilities of $40 million, the repayment of the $400 million unsecured syndicated loan facility (repayable in May 2004) amounting to $232 million and a repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005). Proceeds from loans during the three months ended March 31, 2004 amounted to $997 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold. Total dividends paid in the three months ended March 31, 2004 amounted to $113 million. A final dividend of 335 South African cents per ordinary share for the year ended December 31, 2003 was paid to registered shareholders on February 27, 2004 and a dividend of 49.82 US cents per each ADS was paid to holders of ADSs on March 8, 2004. Each ADS represents one ordinary share. The effect of exchange rate changes on cash was a positive $8 million during the three months ended March 31, 2004.
As a result of the items discussed above, at March 31, 2004, AngloGold had $934 million of cash and cash equivalents compared with $505 million at December 31, 2003, an increase of $429 million, or 85 percent. At March 31, 2004, AngloGold had a total of $362 million available but undrawn under its credit facilities.
During 2004, approximately $342 million of AngloGold's debt (excluding Ashanti) is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $266 million as at March 31, 2004. AngloGold expects to finance the repayment of debt scheduled to mature in 2004 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.
Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at March 31, 2004, $92 million was classified as short term compared with $101 million as at December 31, 2003 as AngloGold expects the related gold to be recovered within twelve months. As at March 31, 2004, $25 million was classified as long term compared with $7 million as at December 31, 2003.

Gold market

The first quarter of 2004 saw the gold price disconnect to a large degree from moves in the US dollar, and strengthen in the face of a stronger US dollar against the euro. Most forecasters continue to look for the US dollar to weaken again to as low as $1.30 - $1.40 against the euro by the end of 2004 however, much of this quarter saw the US dollar strengthen relative to the euro. With less official intervention, the Japanese yen was allowed to appreciate, and this may have provided the pricing references for some of the gold price movement during this period.

Trading in gold on the New York Comex was the prime price mover for the metal. A major sell-off of long positions on Comex in mid-first quarter of 2004 pulled the gold price down to its low for the quarter of $388 per ounce but provided the opportunity for renewed buying late in the quarter as circumstances changed. This renewed buying took the net long position on Comex to a new high of 20.8 million ounces or almost 650 tonnes of gold, and lifted the spot gold price briefly back over $430 per ounce.

Following the end of the first quarter of 2004, a correction in this record long open position on Comex has taken net long interest back down to some 17 million ounces and with it, the gold price back down below $400 per ounce.

For the first time since the start of the war in Iraq last year, renewed buying was triggered mainly by political rather than economic events, and particularly the major terrorist attack in Madrid, the Israeli assassination of the Hamas leader, Sheik Ahmad Yassin, and escalating violence and tension in Iraq.

Looking ahead, whilst elements of the global economic outlook are favorable for a higher gold price, weak fundamentals in the physical market remain a cause of concern.

The physical market for gold remains vulnerable, with sustained levels of supply - mine production, scrap and central bank sales - but poor physical demand. Jewellery offtake remains depressed, and de-hedging by gold producers is likely to continue at a quieter pace than it did during 2002 and the first half of 2003. This leaves the oversupply of gold to be absorbed by incremental investment demand for the metal.

Whilst firmer gold prices affected gold offtake in India for much of the first quarter of 2004, a weaker spot price and stronger rupee at the end of the period brought some optimism to this important market, in time for the final two months of the Indian wedding season, when gold offtake potential is most favorable.

European central banks announced early in March 2004 the renewal of the 1999 Washington Agreement governing gold sales by those banks for a further five years with effect from September 2004. The renewed agreement provides for annual sales of up to 500 tonnes for a maximum aggregate sale of 2,500 tonnes of gold over five years.

By comparison with the original agreement in 1999, where the agreed sales volume of 2,000 tonnes was fully subscribed early on in the agreement, this renewal has only one substantial sale of 600 tonnes by the German Bundesbank proposed within its terms. The Swiss National Bank will sell the remaining 130 tonnes under the first agreement, and plans no gold sales beyond this. The Bank of England has indicated that it has no plans to sell gold. It is likely that the central banks of Holland, Portugal and Austria will also sell gold holdings under this agreement. However, without some decision by the two major European holders of gold reserves, France (3,025 tonnes) and Italy (2,452 tonnes) to change existing policies, and sell some of these reserves, it is not clear whether the signatories will in fact sell as much as the ceiling of 2,500 tonnes proposed by the agreement.

The agreement reaffirmed that the signatories believe that "gold remains an important element of global monetary reserves", and repeated their acceptance of a cap on all gold leasing and derivatives activities at the levels that existed amongst the signatories at September 1999.

The signatories between them hold some 13,400 tonnes of gold, or 41 percent of all official reserves. If it is assumed that the agreement will receive the same support from the USA, Japan, the IMF and the BIS that the first agreement received, the official gold holdings affected by the terms of the renewal agreement will be slightly more than 80 percent of all official gold reserves. The renewal will, in effect, cover all major official holders of gold, and will ensure a continuation of orderly behaviour by the official sector in the gold market that has been so beneficial to this market since 2000.

In previous quarters, AngloGold reported signals of possible interest in gold purchases by central banks, particularly in Russia and Japan. During the quarter ended March 31, 2004, the Japanese Ministry of Finance specifically rejected the possibility of larger gold holding in the official reserves of Japan. The Chairman of the Russian Central Bank, however, repeated Russia's interest in increasing its gold and currency reserve holdings.

Currency markets continue to be active, although the focus has moved from the euro to the Japanese yen. The first quarter of 2004 saw the US dollar pull back from progressive weakening against the euro, strengthening by some 7 percent from mid-February 2004, and consolidating around $1.20/euro. A number of factors assisted the US dollar, including continuing economic growth in the US, unexpectedly positive US payroll data late in the quarter, and the beginning of some expectation of higher US interest rates. In contrast to the euro market, the reduction in official intervention in the yen market saw the Japanese currency move up from its low point of Y112 against the US dollar this quarter, to reach a high of Y103.5 to the US dollar. It remains to be seen whether Japanese monetary authorities will be prepared to see a progressive strengthening of their currency against the US dollar as happened with the euro, or whether they will resume buying of dollars to keep the yen relatively weak for trade reasons.

The rand has regained all of the strength it appeared to lose late last year, and touched a high of R6.18 to the US dollar during the first quarter of 2004. The stronger US dollar has brought no relief, and the local currency has not weakened proportionately to the US dollar. South African interest rates remained unchanged and any weakening in the rand may probably wait until the interest rate differential between South Africa and the USA becomes less favorable to South Africa.

In 2004, the spot price opened at $415 per ounce in January and closed at $425 per ounce in March 2004, compared with $346 per ounce in January 2003 and $337 per ounce in March 2003. The average spot price of gold was $408 per ounce during the three months ended March 31, 2004, $56 per ounce, or 16 percent, higher than $352 per ounce, the average spot price in the first three months of 2003. During the first three months of 2004, the highest spot price of gold was $430 per ounce compared to a high of $389 per ounce for the same period in 2003. The lowest spot price of gold was $388 per ounce during the three months ended March 31, 2004, 19 percent higher than $326 per ounce, the lowest spot price of gold for the same period ended March 31, 2003.

Hedging overview

AngloGold manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At March 31, 2004, the net delta hedge position of AngloGold was at 8.16 million ounces, 0.43 million ounces, or 5 percent, lower than the net delta hedge position at 8.59 million ounces as at December 31, 2003. The relatively small reduction in the level of hedging compared with the level at December 31, 2003 is a result of a higher delta volume, consequent on a higher spot price of gold at March 31, 2004 (US$425 per ounce compared with US$415.75 per ounce at December 31, 2003). These figures reflect the ongoing reduction in forward price commitments of AngloGold. The marked-to-market valuation of this position at March 31, 2004 was negative US$652 million.

AngloGold's net delta open hedge position at March 31, 2004

At March 31, 2004, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.16 million ounces (at December 31, 2003: 8.59 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2004.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$652 million at March 31, 2004 (at December 31, 2003: negative US$664 million). These values were based on a gold price of US$425 per ounce, exchange rates of R/US$6.28 and A$/US$0.76 and the prevailing market interest rates and volatilities at that date.
At April 28, 2004, the marked-to-market value of the hedge book was a negative US$533 million based on a gold price of US$397 per ounce and exchange rates of R/US$6.67 and A$/US$0.7310 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold's hedge position as at March 31, 2004
The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at March 31, 2004 (references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
17,470
26,576
19,862
18,974
15,801
10,078
108,761
$ per oz
$313
$324
$333
$337
$352
$360
$333
Put options purchased
Amount (kg)
3,396
2,624
4,918
728
11,666
$ per oz
$362
$363
$363
$292
$358
*Delta (kg)
372
532
945
31
1,880
Put options sold
Amount (kg)
14,152
2,799
4,354
21,305
$ per oz
$359
$345
$339
$353
*Delta (kg)
785
292
523
1,600
Call options purchased
Amount (kg)
14,838
14,838
$ per oz
$356
$356
*Delta (kg)
14,742
14,742
Call options sold
Amount (kg)
12,547
18,227
16,547
14,308
14,183
40,061
115,873
$ per oz
$386
$338
$346
$336
$347
$369
$356
*Delta (kg)
9,827
16,090
14,061
12,651
12,253
33,195
98,077
RAND GOLD
Forward contracts
Amount (kg)
5,316
5,874
4,500
2,830
2,799
933
22,252
Rand per kg
R71,698
R126,919
R96,436
R118,197
R120,662
R116,335
R105,222
Put options purchased
Amount (kg)
933
2,808
2,808
6,549
Rand per kg
R99,346
R95,511
R95,511
R96,057
*Delta (kg)
915
1,142
848
2,905
Put options sold
Amount (kg)
6,065
1,400
1,400
8,865
Rand per kg
R86,198
R88,414
R88,414
R86,898
*Delta (kg)
2,410
442
333
3,185
Call options purchased
Amount (kg)
933
933
Rand per kg
R74,268
74,268
*Delta (kg)
933
933
Call options sold
Amount (kg)
5,842
5,620
5,621
1,493
2,986
8,958
30,520
Rand per kg
R110,096
R130,321
R131,389
R173,119
R187,586
R216,522
R159,643
*Delta (kg)
866
1,446
1,937
231
496
2,032
7,008
A DOLLAR GOLD
Forward contracts
Amount (kg)
8,215
5,443
9,331
8,398
3,110
10,233
44,730
A$ per oz
A$491
A$682
A$663
A$635
A$649
A$651
A$625
Put options purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
933
933
A$ per oz
A$540
A$540
*Delta (kg)
88
88
Call options purchased
Amount (kg)
1,400
3,110
6,221
3,732
3,110
8,087
25,660
A$ per oz
A$473
A$724
A$673
A$668
A$680
A$710
A$680
*Delta (kg)
1,400
480
2,655
1,844
1,716
4,680
12,775
Call options sold
Amount (kg)
1,866
1,866
A$ per oz
A$543
A$543
*Delta (kg)
1,590
1,590
Delta (kg)
24,214
55,889
47,973
41,272
32,743
51,791
253,882
Total net gold:
Delta (oz)
778,495
1,796,866
1,542,376
1,326,914
1,052,719
1,665,107
8,162,478
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2004.

The following table indicates the group's currency hedge position at March 31, 2004
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased
Amount ($)
10,000
10,000
Rand per $
R7.30
R7.30
*Delta ($)
10,000
10,000
Put options sold
Amount ($)
10,000
10,000
Rand per $
R6.75
R6.75
*Delta ($)
9,964
9,964
Call options purchased
Amount ($)
Rand per $
*Delta ($)
Call options sold
Amount ($)
55,000
55,000
Rand per $
R6.98
R6.98
*Delta ($)
2,722
2,722
A DOLLAR (000)
Forward contracts
Amount ($)
50,237
50,237
$ per A$
$0.58
$0.58
Put options purchased
Amount ($)
10,000
10,000
$ per A$
$0.63
$0.63
*Delta ($)
9,946
9,946
Put options sold
Amount ($)
10,000
10,000
$ per A$
$0.68
$0.68
*Delta ($)
9,138
9,138
Call options purchased
Amount ($)
$ per A$
*Delta ($)
Call options sold
Amount ($)
20,000
20,000
$ per A$
$0.60
$0.60
*Delta ($)
8
8
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2004
.
Recent developments
Developments in the First Quarter of 2004 Relating to the Proposed Business Combination Between AngloGold and Ashanti
On January 26, 2004, AngloGold received confirmation from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme of arrangement for the business combination, without registration in the United States. On February 20, 2004, it was announced that the Ghanaian Parliament had announced its approval of the Stability Agreement between the Government of Ghana and AngloGold. On March 3, 2004, AngloGold announced that it had submitted Listings Particulars to the United Kingdom Listings Authority. On April 8, 2004, AngloGold announced that at the general meeting of shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favor of the scheme of arrangements for the business combination at a shareholder's meeting held on April 7, 2004.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004.

Integration of Ashanti
Significant progress has been made across the broad range of issues necessary to be addressed in order to effectively and efficiently merge the two companies. Importantly, in the two key areas of production and finance, structures are now in place with clean lines of accountability and clear plans to achieve operating and financial targets. Dan Owiredu, formerly Managing Director of Obuasi has been appointed Chief Operating Officer for the Ashanti operations and Nigel Trevarthan, formerly General Manager at Great Noligwa, has taken up his new position as Managing Director of Obuasi.

At Obuasi, orders for some of the new mining equipment required to improve mining efficiencies have been placed and one unit has already been delivered. Similarly, new drill rigs necessary to increase drilled reserved have been ordered. Progress is also being made in the improvement of mine ventilation, mine planning and metallurgical efficiencies.

In the important area of health care, AngloGold health care professionals have made a start to developing a strategy for managing malaria on and around the operations and work has begun on the required hospital improvement programmes.

Similarly, plans are now in place for upgrading training facilities and programmes. In several areas, including legal and company secretarial services and human resources, former Ashanti professional staff will be relocating to AngloGold Ashanti's Johannesburg corporate office and AngloGold staff will move to Ghana, ensuring that identified synergy opportunities are exploited.

Forecast
AngloGold's estimates of gold production, total cash costs per ounce and capital expenditure for 2004 were set out in AngloGold's annual report on Form 20-F for the year ended December 31, 2003 which was filed with the SEC on March 19, 2004. It is expected that AngloGold (excluding Ashanti) will meet its production forecast of 5.3 million ounces for 2004. However, AngloGold's estimates for total cash costs per ounce and capital expenditure have increased in dollar terms due to a revised view on the rand/US dollar exchange rate from US$1=R7 to US$1=R6.81, leading to the revisions as set out in the table below. AngloGold have also revised its estimates for the combined AngloGold Ashanti group to accommodate for the fact that Ashanti production will be incorporated from the beginning of May 2004 and not April 2004, and this adjusted forecast is also set out below.

Revised forecast for 2004
As per Annual Report
on Form 20-F
Updated April 2004
AngloGold Ashanti     AngloGold   AngloGold Ashanti    AngloGold
excluding including excluding from Ashanti
Ashanti Ashanti Ashanti May 04
Gold production (000 oz) 5,316 1,157 6,473 5,311 1,029 6,340
Total cash cost ($/oz) 245 233 243 254 233 250
Capital expenditure ($ m) 477 119 596 484 89 573
Sale of the Western Tanami Project

On January 20, 2004, AngloGold announced that it had received a cash payment of A$3.75 million and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$250,000 made on November 24, 2003, when the Heads of Agreement was signed by the companies.

$1,000,000,000 2.375 percent convertible bonds issue

On February 19, 2004, AngloGold announced the launch an offering of $900 million convertible bonds due 2009, subject to increase by up to $100 million pursuant to an option, by its subsidiary, AngloGold Holdings plc. The bonds are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold. This was followed by an announcement on February 20, 2004 which advised the pricing of the offering at 2.375 percent, while on February 25, 2004, AngloGold announced that the Managers had exercised the option to subscribe for additional bonds in a principal amount of $100 million, increasing the offering to $1 billion. The offer closed and was settled on February 27, 2004.

Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold ADSs at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the convertible bonds is $65.00 per AngloGold ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 percent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

Partnership with the Eastern Cape Department of Education

On March 5, 2004 it was announced that the AngloGold Fund and the Eastern Cape Department of Education had formed a partnership to build 29 classrooms in seven schools in the district of Bizana near Port Edward in South Africa.

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward-looking statements. In particular, the statements made under "Financial review" regarding sources of financing of future debt repayments, under "Gold market" regarding the future performance of the gold and currency markets and under "Recent developments - Developments in the First Quarter of 2004 Relating to the Proposed Business Combination Between AngloGold and Ashanti" regarding future gold production, total cash costs per ounce and capital expenditures are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on March 19, 2004.

Condensed Consolidated Financial Information for the three months ended March 31, 2004
Basis of presentation

The unaudited condensed consolidated financial information of AngloGold Limited included have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The balance sheet information at December 31, 2003, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC on March 19, 2004.

Dividends paid

On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. Each ADS represents one ordinary share.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED INCOME SHEET
Prepared in accordance with US GAAP
Three months ended March 31,
2004
(unaudited)
2003
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
503 484
Product sales 489 472
Interest, dividends and other 14 12
Cost and expenses
451 383
Production costs 298 287
Exploration costs 9 9
Related party transactions 9 5
General and administrative 9 10
Royalties 7 7
Market development costs 4 5
Depreciation, depletion and amortization 91 75
Interest expense 20 8
Accretion 2 -
Employment severance costs 4 -
Profit on sale of assets (4) -
Non-hedge derivative loss/(gains) 2 (23)
Income before equity income and income tax
52 101
Equity income in affiliates - -
Income before income tax provision
52 101
Deferred income and mining tax expensed (13) (39)
Income before minority interest
39 62
Minority interest (5) (4)
Income before cumulative effect of accounting change
34 58
Cumulative effect of accounting change - (3)
Net income - applicable to common stockholders
34 55
Basic earnings per common share : (cents)
Before cumulative effect of accounting change
15 26
Cumulative effect of accounting change
- (1)
Net income - applicable to common stockholders
15 25
Diluted earnings per common share : (cents)
Before cumulative effect of accounting change
15 26
Cumulative effect of accounting change
- (1)
Net income - applicable to common stockholders
15 25
Weighted average number of common shares used in computation
223,212,890 222,700,331
Dividend per common share (cents)
50 82

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At March 31,
2004
(unaudited)
At December 31,
2003
(in US Dollars, millions)
Assets
Current assets
1,792 1,410
Cash and cash equivalents 934 505
Receivables 585 602
Trade 43 47
Derivatives 328 377
Value added taxes 20 27
Other 194 151
Inventories 181 202
Materials on the leach pad 92 101
Property, plant and equipment, net
2,680 2,555
Acquired properties, net
941 936
Goodwill
411 410
Derivatives
111 94
Materials on the leach pad
25 7
Other long-term assets
176 167
Total assets
6,136 5,579
Liabilities and Stockholders' equity
Current liabilities
1,122 1,202
Accounts payable and accrued liabilities 351 385
Derivatives 407 441
Short-term debt 342 351
Income and mining tax payable 22 25
Long-term debt
1,350 807
Derivatives
332 329
Deferred income and mining tax
903 845
Provision for environmental rehabilitation
139 134
Other accrued liabilities
13 12
Provision for post-retirement medical benefits
137 130
Minority interest
57 52
Commitments and contingencies
Share capital and reserves
2,083 2,068
Common stock
Stock issued 2004 - 223,255,242 (2003 - 223,136,342) 9 9
Additional paid in capital 3,416 3,415
Accumulated deficit (693) (616)
Accumulated other comprehensive income (649) (740)
Total liabilities and stockholders' equity
6,136 5,579

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Three months ended March 31,
2004
(unaudited)
2003
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
87 163
Income before cumulative effect of accounting change 34 58
Reconciled to net cash provided by operations:
Depreciation, depletion and amortization 91 75
Deferred stripping costs (11) (7)
Deferred income and mining tax - 10
Other non cash items 26 4
Net decrease in provision for environmental
rehabilitation and post-retirement medical
benefits (3) (6)
Effect of changes in operating working capital items:
Receivables (23) (11)
Inventories 13 (15)
Accounts payable and accrued liabilities (40) 55
Net cash used in investing activities
(80) (59)
Additions to property, plant and equipment (84) (59)
Cash received as part of disposal 4 -
Net cash generated/(used) in financing activities
414 (187)
Payments of short-term debt (472) (13)
Issuance of stock 2 2
Proceeds of long-term debt 997 9
Dividends paid (113) (185)
Net increase/(decrease) in cash and cash equivalents
421 (83)
Effect of exchange rate changes on cash
8 10
Cash and cash equivalents - January 1,
505 413
Cash and cash equivalents - March 31,
934 340

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: April 29, 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary